FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

 Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of August 2009
03 August 2009

BRITISH SKY BROADCASTING GROUP PLC
(Name of Registrant)

Grant Way, Isleworth, Middlesex, TW7 5QD England
(Address of principal executive offices)

Indicate by check mark whether the registrant  files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F X            Form 40-F

Indicate by check mark whether the  registrant  by  furnishing  the  information contained  in this  Form is  also  thereby  furnishing  the  information  to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                    No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

EXHIBIT INDEX

Exhibit

1.    Press release of British Sky  Broadcasting  Group plc announcing Form 20-F Announcement released on  03 August 2009

British Sky B
roadcasting Group plc (the "Company") announces
that
it

filed its Annual Report on Form 20-F for the year ended 30 June 2009 with the US Securities and Exchange Commission (
"
SEC
"
) on 31 July 2009
. The document is available for viewing on the SEC website at
www.sec.gov
 and it can also be accessed via the Company's corporate website
www.sky.com/corporate
 by sel
ecting 'SEC Filings' under the '
Investor
s
'
 menu.

The Company will send any holder of the Company's securities, upon request, a hard copy of the Company's complete audited financial statements filed with the SEC, free of charge. Requests may be made in writing to the Group Company Secretary,
British Sky Broadcasting Group plc,
Grant Way
, Isleworth,
Middlesex

TW7 5QD
,
England
.

Dave Gormley
Company Secretary
3 August
 2009

SIGNATURES

Pursuant  to the  requirements  of the  Securities  Exchange  Act of  1934,  the registrant  has duly  caused  this  report  to be  signed  on its  behalf by the undersigned, thereunto duly authorized.

                                         BRITISH SKY BROADCASTING GROUP PLC

Date: 03 August 2009                                                                                                        By: /s/ Dave Gormley
                                                           Dave Gormley
                                                       Company Secretary